June 1, 2007

Corporation Service Company
As Agent for TopSpin Medical, Inc.
2711 Centerville Road, Suite 400
Wilmington, DE 19808

      Re: TopSpin Medical, Inc.
             Amendment No. 2 to Registration Statement on Form SB-2
             Filed May 30, 2007
             File No. 333-142242

Dear Sir/Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Critical Accounting Policies, page 61

1.   Please refer to your addition in this section and the similar disclosure on page F-42. Because neither the SEC nor its staff has provided you with an estimate of the probability of listing your securities, please revise to remove the implication to the contrary. Also please file the consent of your legal advisor to your reference to its estimate.

Series A Convertible Bonds, page 72

2.   We note your response to prior comment 8. We have not made any determination at this time regarding whether the transaction that you are renegotiating will be

consistent with Commission rules, and we note as an example the issues raised by the "repayment fund" that you continue to mention in your disclosure.

Exhibit 5.1

3.   We note the revisions in response to prior comment 11. Please file an opinion that also addresses whether the units will be, when sold, binding obligations of the issuer.

4.   We note the statement in the opinion that "the Units, including the shares of Common Stock underlying the Units, have been duly authorized, and when issued and sold as described in the Registration Statement, will be legally issued, fully paid and non-assessable." Rather than combining the conclusions regarding the units and the underlying common stock, please file an opinion that addresses those securities separately.

Exhibits 8.1 and 8.2

5.   Please file the consent of counsel that issued the opinion filed as exhibit 8.1.

6.   We note your response to prior comment 12 regarding the condition related to due execution and delivery of documents. If the language is intended to apply solely to the stock and warrant certificates to be issued for securities to be sold in this offering, please file an opinion that limits the condition specifically to those documents. Otherwise, we reissue the last sentence of prior comment 12.

7.   We note your response to prior comment 13; however, because your disclosure purports to be the material tax consequences, the exhibit you file should be counsel's opinion of the material tax consequences. The exhibit may not solely be an opinion regarding the accuracy of the disclosure. Also, the opinions continue to be limited to consequences to a holder of the units, rather than the consequences to an investor in each security in this offering. Therefore, we reissue prior comment 13.

8.   We note your response to prior comment 16. However, counsel's position given the revisions regarding the allocation of the purchase price on page 78 and the uncertainty on page 80 is still unclear. We reissue the three bullets of prior comment 16. Also, revise the disclosure to clarify the degree of uncertainty and add appropriate risk factors.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover

TopSpin Medical, Inc.
June 1, 2007
Page 3

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Robert B. Murphy, Esq.